

July 20, 2023

Terry-Ann Burrell
Chief Financial Officer and Treasurer
Beam Therapeutics Inc.
238 Main Street
Cambridge, MA 02142

> **Re: Beam Therapeutics Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-39208**

Dear Terry-Ann Burrell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Notes to Consolidated Financial Statements
8. Equity method investment
Orbital, page F-26

1. Please address the following as it relates to your equity method investment in Orbital Therapeutics:

   - Reconcile your disclosure that you received a 31.5% fully diluted equity interest in Orbital at the time of your initial investment and that of December 31, 2022 you hold 95.8% of its outstanding common stock with your risk factor disclosure on page 77 whereby you state that you hold a "minority interest" in Orbital.
   - Provide us with your analysis under ASC 810 supporting your determination that you are not the primary beneficiary of Orbital. As part of your response, identify the activities of Orbital that most significantly impact its economic performance and

explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest.

- Explain how the interim management services you are providing Orbital in addition to your board representation factored into your analysis.
- To the extent that the power is shared among the various variable interest holders, clarify whether there is a tie-breaking mechanism in place with respect to key decision making.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences